

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via E-Mail
Yousef Dasuka
Chief Executive Officer
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

> **Re:** **UpperSolution.com**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 13, 2014**
> **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your amended registration statement and have the following comment.

Plan of Distribution, page 41

1.   We note your response to comment five of our letter dated February 20, 2014. Please advise us whether your officers/directors reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against them. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on your officers;
- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is not warranted.

If you have any questions about our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3457. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Harold P. Gewerter, Esq.